SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          WINFIELD FINANCIAL GROUP, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   973867 10 4
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  June 21, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Robert  Burley
--------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *             (a)[ ]
                                                                        (b)[ ]

--------------------------------------------------------------------------------
|3|     SEC  USE  ONLY

--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        N/A
--------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                      [ ]
--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        United  States
--------------------------------------------------------------------------------
                     |7|  SOLE  VOTING  POWER
NUMBER  OF                  487,270
SHARES               -----------------------------------------------------------
BENEFICIALLY         |8|  SHARED  VOTING  POWER
OWNED  BY  EACH             200,000
REPORTING            -----------------------------------------------------------
PERSON  WITH         |9|  SOLE  DISPOSITIVE  POWER
                            487,270
--------------------------------------------------------------------------------

|10|     SHARED  DISPOSITIVE  POWER
                            200,000
--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                            900,000
--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A
--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                            3.0%
--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
                            IN
--------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

This Statement on Schedule 13D relates to the Common Stock of Winfield Financial Group, Inc. The principal executive offices of Winfield Financial Group, Inc. are located at 1126 West Foothill Blvd, Suite 105, Upland, California 91786.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement on Schedule 13D is being filed by Robert Burley. Mr. Burley's business address is 2770 S Maryland Parkway, Suite 402, Las Vegas, Nevada. Mr. Burley was the former President, Chief Executive Officer, and Treasurer and a former Director of Winfield Financial Group, Inc. Mr. Burley is currently President of Financial Marketing, Inc.

(d)-(e) During the last five years, Mr. Burley: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Burley  is  a  citizen  of  the  United  States.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

N/A

ITEM  4.  Purpose  of  Transaction

N/A

ITEM  5.  Interest  in  Securities  of  the  Issuer

(a) Robert Burley beneficially owns 900,000 shares of Common Stock of Winfield Financial Group, Inc. which includes 212,730 shares owned by his wife, Linda Burley, and 200,000 shares owned by Financial Marketing, Inc., a company in which Mr. Burley and Ms. Burley own approximately 9.1% and 8.1%, respectively. Linda Burley is filing her own Statement on Schedule 13D. The shares of Common Stock beneficially owned by Mr. Burley constitute approximately 3.0% of the total number of shares of Common Stock of Winfield Financial Group, Inc., based upon 29,774,650 shares of Common Stock outstanding as of August 4, 2004.

(b) Mr. Burley has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of 487,270 of the shares beneficially owned by Mr. Burley. Linda Burley has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of 212,730 shares of Common Stock beneficially owned by her. Mr. Burley shares power to vote or to direct the vote, and shares power to dispose or to direct the disposition of 200,000 shares of Common Stock owned by Financial Marketing, Inc.

(c) Robert Burley transferred 1,837,730 shares, and Linda Burley transferred 802,270 shares (or an aggregate of 2,640,000 shares) of Common Stock to Winfield Financial Group, Inc. pursuant to an agreement entered into on June 21, 2004, attached hereto as an exhibit (the "Agreement"), whereby Mr. Burley and Mrs. Burley received the intangible rights owned by Winfield Financial Group, Inc. immediately prior to a Common Stock Purchase
     Agreement that Winfield Financial Group, Inc. entered into on April 23, 2004. Mr. Burley and Mrs. Burley transferred an aggregate of 2,640,000 shares of Common Stock to Winfield Financial Group, Inc., however, they adjusted the number of shares transferred by each of them from the Agreement which originally provided that they respectively transfer 1,835,000 shares and 805,000 shares of Common Stock.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock beneficially owned by Mr. Burley for which Mr. Burley has sole powers.

(e) Mr. Burley ceased to be the beneficial owner of more than 5% of the Common Stock of Winfield Financial Group, Inc. on June 21, 2004.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits

     Exhibit 1* Agreement between Winfield Financial Group, Inc. and Robert Burley and Linda Burley

  *     Filed  herein.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August  6,  2004               By:  /s/  Robert  Burley
                                            ---------------------
                                            Robert  Burley

EXHIBIT  1

                                    AGREEMENT


     This Agreement dated June 21, 2004 ("Agreement") is by and between Winfield Financial Group, Inc., a Nevada corporation ("WFLD") and Robert Burley and Linda Burley (Robert Burley and Linda Burley are sometimes collectively referred to herein as "Burley").

                              W I T N E S S E T H:
                               - - - - - - - - - -

     WHEREAS,  WFLD  underwent  a  change  in  control  and  management;

     WHEREAS, Robert Burley, former President, Treasurer and Chief Executive officer and a former Director of WFLD resigned in connection with the change in control;

     WHEREAS, Linda Burley, former Secretary and a former Director of WFLD resigned in connection with the change in control;

     WHEREAS, Robert Burley and Linda Burley own an aggregate 3,340,000 shares of common stock, $.001 par value per share of WFLD ("Common Stock") consisting of 2,325,000 shares of Common Stock owned by Robert Burley and 1,015,000 shares of Common Stock owned by Linda Burley;

     WHEREAS, Burley desires to return to WFLD and have cancelled an aggregate 2,640,000 shares of Common Stock consisting of 1,835,000 shares of Common Stock owed by Robert Burley and 805,000 shares of Common Stock owned by Linda Burley, in exchange for the right to the name "Winfield Financial Group, Inc." and the transfer of any contracts, agreements, rights or other intangible property owned by WFLD that relate to the business operations of WFLD prior to the change in control whether or not accounted for in WFLD's financial statements (the "Intangible Rights");

     WHEREAS, WFLD desires to transfer the Intangible Rights to Burley;

     WHEREAS, WFLD and Burley desire to set forth in writing the terms and conditions of their agreement and understanding concerning the return and cancellation of Common Stock in exchange for the transfer of Intangible Rights; and

     NOW, THEREFORE, in consideration of the premises and the mutual covenants, agreements, and considerations herein contained, the parties hereto agree as follows:

1. Transfer and Return and Cancellation. WFLD agrees to assign, transfer and deliver, free and clear of all liens, pledges, encumbrances, charges, restrictions or known claims of any kind, nature, or description, the Intangible Rights to Burley in exchange for return and cancellation of an aggregate 2,640,000 shares of Common Stock consisting of 1,835,000 shares of Common Stock owned by Robert Burley and 805,000 shares of Common Stock owned by Linda Burley.

2. Warranties and Representations of WFLD. WFLD warrants and represents to Burley that WFLD owns such Intangible Rights free and clear of any claim whatsoever; WFLD has not pledged or encumbered the Intangible Rights in any manner; and WFLD has granted no right, warrant, purchase option, license, royalty interest or any other right which directly or indirectly affects the Intangible Rights.

3. Warranties and Representations of Burley. Burley warrants and represents to WFLD that Burley owns the Common Stock free and clear of any claim whatsoever; Burley has not pledged or encumbered the Common Stock in any manner; the Common Stock is nonassessable; Burley has granted no right, warrant, purchase option, or any other right which directly or indirectly affects the Common Stock; and the Common Stock is freely assignable by Burley to WFLD in accordance with this Agreement.

4.     Miscellaneous

(a) Assignment. All of the terms, provisions and conditions of this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

(b) Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Nevada, excluding any provision which would require the use of the laws of any other jurisdiction.

(c) Entire Agreement, Amendments and Waivers. This Agreement constitutes the entire agreement of the parties hereto and expressly supersedes all prior and contemporaneous understandings and commitments, whether written or oral, with respect to the subject matter hereof. No variations, modifications, changes or extensions of this Agreement or any other terms hereof shall be binding upon any party hereto unless set forth in a document duly executed by such party or an authorized agent or such party.

(d) Faxed Copies. For purposes of this Agreement, a faxed signature shall constitute an original signature.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

                                    /s/  Robert  Burley
                                    -------------------
                                    Robert  Burley


                                    /s/  Linda  Burley
                                    ------------------
                                    Linda  Burley


                                    WINFIELD  FINANCIAL  GROUP,  INC.


                                    BY:/s/  Chandana  Basu
                                       -------------------
                                       Chandana  Basu,  CEO

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